PROSPECTUS SUPPLEMENT
(To Prospectus dated April 4, 2008)
Filed Pursuant to Rule 424(b)(3)
Registration File No. 333-143812

PROSPECTUS SUPPLEMENT NO. 5

QPC LASERS, INC.

Up to 17,355,379 Shares of Common Stock

This Prospectus Supplement No. 5 supplements the prospectus (“Prospectus”) dated April 4, 2008 of QPC Lasers, Inc. (referred to herein as the “Company,” “we”, “our” or “us”), which was contained in our Post Effective Amendment on Form S-1/A to our Registration Statement on Form SB-2 (File No. 333-143812)).

The information contained herein modifies and supersedes, in part, the information in the Prospectus. This Prospectus Supplement No. 5 should be read in conjunction with the Prospectus and the prior supplements to the Prospectus.

Our common stock is quoted on the Over-the-Counter Bulletin Board, commonly known as the OTC Bulletin Board, under the symbol “QPCI.” On October 23, 2008, the closing sale price of our common stock on the Over-the-Counter Bulletin Board was $0.04.

An investment in our common stock involves a high degree of risk. You should purchase our common stock only if you can afford to lose your entire investment. See “Updated Risk Factors” beginning on page 14 of Supplement No. 3 and “Additional Risk Factors” on page 2 of Supplement No. 4.

Please read our Prospectus and the supplements to the Prospectus carefully. It describes our company as well as our products, technology, financial condition and operating performance. All of this information is important to enable you to make an informed investment decision.

You should rely only upon the information contained or incorporated by reference in our Prospectus to make your investment decision. We have not authorized anyone to provide you with different or additional information. The selling security holders are not offering these shares in any state where such offer is not permitted. You should not assume that the information in this Prospectus is accurate as of any date other than the date set forth below.

Neither the Securities and Exchange Commission nor any state securities administrator has approved or disapproved of these securities or determined if this Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement No. 5 is October 24, 2008.

RECENT DEVELOPMENTS

On October 21, 2008, Quintessence Photonics Corporation (“Quintessence”) received a written notice of default, dated October 21, 2008, from Finisar Corporation (“Finisar”) relating to Quintessence’s obligations under that certain Secured Promissory Note, dated September 18, 2006, in the original principal amount of $6 million, as amended by that certain Second Secured Promissory Note Extension Agreement, dated August 20, 2008, issued by Quintessence in favor of Finisar (as amended, the “Secured Note”). Quintessence is our wholly-owned subsidiary. We conduct substantially all of our business through Quintessence and substantially all of our assets, including our intellectual property, are owned by Quintessence.

Under the terms of the Secured Note, an interest payment in the amount of $43,897.93 was due on or before October 18, 2008. Due to our previously announced difficulties in securing financing, Quintessence failed to make the payment due on that date. As a result, an Event of Default exists under the Secured Note and interest on the unpaid balance accrues from and after August 18, 2008 at the rate of 18% per annum.

In its notice of default, Finisar stated that it will immediately exercise all of its remedies described in Section 9 of the Secured Note and Section 6 of the Security Agreement between QPC and Finisar, dated September 18, 2006 (the “Security Agreement”). Under the Secured Note and Security Agreement, Finisar’s remedies may include (i) declaring the unpaid principal amount of the Secured Note, all interest accrued and unpaid thereon and all other amounts payable thereunder to be immediately due and payable; (ii) commencing a lawsuit against Quintessence in which Finisar will seek immediate possession of that portion of the Collateral (as defined in the Security Agreement, the “Collateral”) of which other Quintessence creditors identified in that certain Intercreditor Agreement, dated as of September 18, 2006 (the “Intercreditor Agreement”), among Quintessence, Finisar and the other creditors (the “Existing Creditors”) do not have a security interest and (iii) seeking the consent of the Collateral Agent (as defined in the Intercreditor Agreement) to commence a lawsuit against QPC on behalf of Finisar and the Collateral Agent to seek immediate possession of that portion of the Collateral of which the Existing Creditors share a security interest with Finisar under the terms of the Intercreditor Agreement.

Under the Security Agreement, the Collateral securing Quintessence’s performance of its obligations on the Secured Note consist of substantially all of Quintessence’s properties, including its accounts, chattel paper, commercial tort claims, deposit accounts, documents, equipment (including all fixtures), general intangibles (including Intellectual Property (as defined in the Security Agreement) owned or licensed by Quintessence), instruments, inventory, investment property, letter-of-credit rights, money and all products, proceeds and supporting obligations of the foregoing with an exception for any equipment that is now or hereafter held by Quintessence as lessee, licensee, or debtor under purchase money secured financing as further detailed in the Security Agreement.

As of October 18, 2008, the outstanding amount of principal due on the Secured Note was $5,423,683 and unpaid interest totaled $43,897.93.

In addition, Quintessence has received a letter, dated October 16, 2008, from Boston Financial & Equity Corporation (“Boston Financial”) seeking to terminate that certain Master Equipment Lease, dated February 8, 2007 (the “Equipment Lease”), by and between Quintessence, as lessee, and Boston Financial, as lessor, as a result of Quintessence’s failure to pay the equipment lease payment due for the month of October 2008. In its termination letter, Boston Financial is terminating the Equipment Lease, effective as of the fifth day following the date of its default notice, and is seeking repossession of the leased equipment and Quintessence’s payment of the outstanding lease payments due under the Equipment Lease and any legal fees, late charges, interest, taxes, lessor’s depreciated book value and other costs due under the Equipment Lease as a result of the default. The remaining lease payments total $263,880, or $21,990 per month for the twelve remaining months on the lease term. The Equipment Lease states that, upon an event of default, the lessor may, in addition to other available remedies, terminate the lease, repossess the equipment and seek payment of (i) all accrued unpaid rent due and payable on the date of termination; (ii) the present vale of all rent due to lessor scheduled to become due and payable between the date of termination and the end of the lease term, discounted to the date of termination at a rate of 5% per annum; (iii) in the event of a sale of the equipment by lessor, the amount of any deficiency between the sale price and lessor’s depreciated book value of the equipment at the time of repossession; and (iv) legal fees, transportation charges, and other costs and expenses incurred by lessor by reason of the default.

We are currently considering our responses to the default notices from Finisar and Boston Financial.